Contact

www.linkedin.com/in/avi-sarma
(LinkedIn)

Top Skills

Microsoft Excel
Public Speaking
Microsoft Office

Avi Sarma

Investor | GRIL Ventures
Washington, District of Columbia, United States

Summary

Investing in Technologies and Teams who are Advancing Dignity

Experience

GRIL Ventures

Managing Partner
May 2016 - Present (6 years 10 months)
Isle of Man, United Kingdom

Private investment vehicle focused on backing high growth, high impact technology companies globally. 50 investments to date across energy, transportation, health and mental wellness, education, food and agriculture, consumer, internet, AI / ML, blockchain, AR / VR and big data for enterprise. Aligning disruptive technology and great entrepreneurs to advance dignity in the world.

Upgraded Technologies

Board Member / Investor
November 2017 - Present (5 years 4 months)

Beyond Imagination, Inc.

Board Member / Investor
December 2019 - Present (3 years 3 months)
Los Angeles, California

GVNG

Board Member / Investor
October 2018 - Present (4 years 5 months)
Los Angeles, California

pyxis.ai

Board Member / Investor
August 2020 - Present (2 years 7 months)
California, United States

Dino Agro
Co-Founder / Board Member
2020 - Present (3 years)
São Paulo, Brazil

Habitatio Inc
Co-Founder
January 2019 - Present (4 years 2 months)

New platform efficiently channeling philanthropic + impact capital to community owned wildlife assets, getting humans, wildlife and nature thriving in harmonious co-existence.

First asset live in North Kenya @ Kalepo in the Matthews Range.

Education

University of Pennsylvania - The Wharton School

Bachelor of Science (B.Sc.), Business/Managerial Economics · (2006 - 2010)